SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2017

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ✓                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                No  ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

MATERIAL FACT (“HECHO ESENCIAL”)

Celulosa Arauco y Constitución S.A.

Registration in the Securities Registry No. 42

Santiago, September 8th, 2017

Mr.

Carlos Pavez Tolosa

Superintendent

Supeintendence of Securities and Insurances

Avda. Libertador Bernardo O’Higgins 1449

Dear Sir:

The undersigned, on behalf of the corporation Celulosa Arauco y Constitución S.A., henceforth the “Company” or “Arauco,” both domiciled in the Metropolitan Region, at Avenida El Golf No. 150, 14th Floor, borough of Las Condes, a company registered before the Securities Registry under No. 42, Taxpayer Identification No. 93,458,000-1, and being duly entitled for these purposes, hereby notifies you about the following material information concerning the Company and its businesses, pursuant to the provisions of article 9 and subsection 2 of article 10, both of Law No. 18,045, and of General Regulation No. 30, issued by this Superintendence:

At the end of yesterday, Arauco do Brasil S.A. (“Arauco Brasil”), a Brazilian subsidiary of Arauco, agreed with the Chilean company Masisa S.A. (“Masisa”) the purchase of all of the equity rights of Masisa’s subsidiary, called Masisa do Brasil Ltda. (“Masisa Brasil”), henceforth, the “Transaction.”

The price of the Transaction shall amount to an approximate value of US$102.8 million, from which certain sums agreed in the contract shall be deducted, and thus resulting in approximately US$58.1 million the sum that will ultimately be disbursed to Masisa by Arauco.

The main assets owned by Masisa Brasil consist of two industrial complexes located in Ponta Grossa (Paraná) and in Montenegro (Rio Grande do Sul), with a line of MDF boards from an installed capacity of annual 300,000 m3, a line of MDP boards from an installed capacity of annual 500,000 m3, and four lines of melamine coating, with a total installed capacity of annual 660,000 m3. In the event that the Transaction is consummated, Arauco would reach an installed capacity of approximately 10 million m3, thus consolidating its position as the second manufacturer on a worldwide scale.

The consummation of the Transaction is subject to a series of conditions precedent, customary in this type of transactions, with the most relevant one being the approval by the Brazilian antitrust authority (Conselho Administrativo de Defensa Económica or “CADE”). Arauco estimates that the Transaction should close, at the latest, within the first two months of 2018.

Arauco estimates that this investment will bring about positive effects in the Company’s results, although, at this time, it is not possible to quantify these effects.

Very truly yours,

CELULOSA ARAUCO Y CONSTITUCION S.A.

Matías Domeyko Cassel

Chief Executive Officer

c.c.

- Santiago Stock Exchange. La Bolsa No. 64, Santiago

- Chilean Electronic Exchange. Huérfanos 770, 14th Floor, Santiago

- Valparaiso Securities Exchange. Casilla 218-V, Valparaíso

- Representative of the Bondholders (Banco Santander). Bandera 140, Santiago

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: September 13, 2017	By:	/s/ Matías Domeyko Cassel
	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer